Exhibit 4.7

AMENDMENT TO
BYLAWS
OF
CORE-MARK INTERNATIONAL, INC.

Dated August 23, 2004

Section 2.2 of Article Il of the Bylaws of Core-Mark International, Inc. is hereby amended to read as follows:

2.2          Qualification; Number; Term; Remuneration. (a) Each director shall be at least 18 years of age. A director need not be a stockholder, a citizen of the United States, or a resident of the State of Delaware.  The number of directors constituting the entire Board of Directors shall be five, or such other number as may be fixed from time to time by resolution of the Board of Directors, one of whom may be selected by the Board of Directors to be its Chairman.  The use of the phrase “entire Board” herein refers to the total number of directors which the Corporation would have if there were no vacancies.